QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

HEALTHETECH, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
422210 10 4 (CUSIP Number)
JAMES R. MAULT, M.D., CHAIRMAN AND CHIEF EXECUTIVE OFFICER HEALTHETECH, INC. 523 PARK POINT DRIVE, 3RD FLOOR GOLDEN, CO 80401 (303) 526-5085
COPY TO

DEWAYNE YOUNGBERG,
VICE PRESIDENT AND GENERAL COUNSEL
HEALTHETECH, INC.
523 PARK POINT DRIVE, 3RD FLOOR
GOLDEN, CO 80401
(303) 526-5085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JULY 17, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

Schedule 13D

CUSIP No. 422210 10 4	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
JAMES R. MAULT, M.D. (SS ####-##-####)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF	7	SOLE VOTING POWER 3,748,885
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 3,748,885
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,748,885(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86% (2)

14	TYPE OF REPORTING PERSON* IN

(1)
Of these shares beneficially held by the Reporting Person, 22,854 shares are held by the Reporting Person as trustee of his minor children's trust, 1,066,666 shares are held by the James R. Mault Grantor Retained Annuity Trust I, and 415,555 shares are issuable upon exercise by the Reporting Person of stock options that have vested or will vest within 60 days of the filing date.

(2)
The percentage ownership is calculated using 7,318,158 shares of common stock of the Issuer which were issued and outstanding immediately prior to the closing of its initial public offering, the exercise by the Reporting Person of a warrant to purchase 266,666 shares of common stock and 415,555 shares of common stock exercisable pursuant to stock options that have vested or will vest within 60 days of the filing date. The percentage reflected does not include the conversion of each series of preferred stock into an aggregate of 8,007,959 shares of common stock or the issuance of 4,000,000 shares of common stock to certain underwriters upon the terms and conditions of a certain Underwriting Agreement, which issuances occurred immediately following the exercise of the warrant by the Reporting Person.

ITEM 1.    SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

ITEM 2.    IDENTITY AND BACKGROUND.

        (a)  The name of the individual filing this statement is James R. Mault, M.D. (the "Reporting Person").

        (b)  The residence address of the Reporting Person is 30589 Monarch Court, Evergreen, Colorado 80439.

        (c)  The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer, which business address is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

        (d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In connection with an amended license agreement between the Reporting Person and the Issuer, the Issuer issued a warrant to the Reporting Person to purchase up to 266,666 shares of common stock of the Company (the "Warrant") at an exercise price of $1.0312 per share for an aggregate purchase price of $274,985.98 (the "Exercise Price"), which warrant was to expire on the earlier of December 10, 2004 or, among other conditions, the closing of the initial public offering of the common stock of the Issuer (the "IPO Closing"). On July 17, 2002, the Reporting Person exercised the Warrant immediately prior to the IPO Closing and requested that the Company deduct the Exercise Price of the Warrant from the proceeds of a license payment required to be paid by the Company to the Reporting Person pursuant to the terms and conditions of an Assignment Agreement, dated May 22, 2002, between the Issuer and the Reporting Person (the "Assignment Agreement").

ITEM 4.    PURPOSE OF TRANSACTION.

        (a)  The Reporting Person has the right to purchase 415,555 shares of Common Stock within 60 days after the filing date upon the Reporting Person's exercise of certain vested stock options. The Reporting Person has no immediate plans to exercise such vested stock options. The Reporting Person anticipates transferring an additional 666,667 shares of Common Stock to his wife, Kellie L. Mault, in accordance with an agreement reached between the parties pursuant to a divorce settlement which is expected to be finalized in August 2002.

        (b-j)     Not applicable.

        Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)  The Reporting Person may be deemed to beneficially own 3,748,885 shares of Common Stock (including stock options providing for the right to acquire 415,555 shares of Common Stock that have vested or will vest within 60 days from the date of this filing). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 46.86% of the 7,318,158 issued and outstanding shares of Common Stock as of June 17, 2002, as represented in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on July 12, 2002.

        (b)  The Reporting Person has sole dispositive and voting power over all of the 3,748,885 shares of Common Stock beneficially held by him.

        (c)  During the past 60 days, the Reporting Person effected the following transactions:

  (i)
  On June 17, 2002, the Reporting Person transferred 133,333 shares of Common Stock to his wife, Kellie Mault, pursuant to an agreement reached between the parties pursuant to a divorce settlement; and

  (ii)
  Immediately prior to the IPO Closing on July 17, 2002, the Reporting Person exercised a Warrant and purchased 266,666 shares of Common Stock at an exercise price of $1.0312 per share for an aggregate purchase price of $274,985.98. The Reporting Person exercised the Warrant using the proceeds of a certain license payment required to be paid by the Company to the Reporting Person upon the IPO Closing pursuant to the Assignment Agreement.

        (d)  Not applicable.

        (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person anticipates transferring an additional 666,667 shares of Common Stock to his wife, Kellie L. Mault, in accordance with an agreement reached between the parties pursuant to a divorce settlement which is expected to be finalized in August 2002.

        Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person any other person with respect to any securities of the Issuer.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

        There are no documents to be filed as exhibits.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002.
/s/ JAMES R. MAULT, M.D. James R. Mault, M.D.
Chairman of the Board and Chief Executive Officer of HealtheTech, Inc.

QuickLinks

  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
SIGNATURES